Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.                                     Date, Time and Place: December 12, 2019, at 2:15 p.m., at the branch of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8º andar, in the city of São Paulo, State of São Paulo, CEP 01452-919, the Board of Directors held a meeting.

2.                                     Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman), Daniel Feffer (Vice-Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member, through delegation of vote to Claudio Thomaz Lobo Sonder), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member). Mr. Walter Schalka, Company CEO, was invited to hold the presentation.

3.                                     Chairman and Secretary: Mr. David Feffer chaired the meeting and Mr. Vitor Tumonis was the secretary.

4.                                     Agenda: (4.1.)  To resolve on the disposal of some Company’s forest assets to Klabin S.A. (“Klabin”); (4.2.) To authorize the Company’s Executive Board to perform any and all acts, negotiate and enter into any contracts and/or instruments and their eventual amendments, necessary or convenient to the previous resolution, if approved; and (4.3.) To ratify all acts performed by the Company’s management related to the matters above.

5.                                     Presentation and discussions on the agenda: Continuing the topic presented at the meeting of this Board held on October 31, 2019, Mr. Walter Schalka presented to this Board the final terms and conditions negotiated with Klabin’s management to formalize and settle the alienation to Klabin of certain Company’s forest assets located in the State of São Paulo and identified in the corresponding material presented at the referred meeting in October of this year (“Transaction”). After the presentation, the members of the Board of Directors were given the necessary clarifications on the topics presented and, having no objections to what was presented or clarified, the following resolutions were agreed.

6.                                     Minutes in Summary Form: The Board Members unanimously resolved to draw up the minutes in summary form.

7.                                     Resolutions of the Agenda: Once observed the provisions of the Company’s Bylaws, the Directors unanimously and without exception:

(continuation of the minutes of the Meeting of the Board of Directors of Suzano SA, held on 12.12.2019 at 2:15 p.m.)

7.1                              Approved the Transaction with the disposal to Klabin of the forest assets in question for the estimated total amount of R$ 412,000,000.00 (four hundred and twelve million reais);

7.2                              Authorized the Company’s Executive Board to perform any and all acts, to negotiate and define the terms and conditions of the Transaction not defined in this resolution, and to enter into any contracts and/or instruments and its eventual amendments, necessary or convenient to the execution of the resolution above; and

7.3                              Ratified all acts that have been performed by the Company’s management related to the matters above.

8.                                     Closing: There being no further business, the Meeting was ended. The minutes of the Meeting were prepared, read and approved by all the attending Board Members. Signatures. Board: David Feffer - Chairman; Vitor Tumonis - Secretary. Board Members: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman), Daniel Feffer (Vice-Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member, through delegation of vote to Claudio Thomaz Lobo Sonder), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

These minutes are a true copy of the original drawn up in the proper book.

São Paulo, SP, December 12, 2019.

Vitor Tumonis
Secretary